Beginning January 1, 2009, the JPMorgan Diversified Fund began investing up to 20% its asset in other JPMorgan Funds in order to expose the Fund to certain asset classes when its advisor believes it is appropriate. The new policy is described in a prospectus supplement dated November 14, 2008.